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SEC FILE NUMBER
0-23359

CUSIP NUMBER
03304B 30 0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Anchor Glass Container Corporation

Full Name of Registrant

Former Name if Applicable

3101 W. Dr. Martin Luther King Jr. Blvd.

Address of Principal Executive Office (Street and Number)
Tampa, Florida 33607

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
On August 8, 2005, the Anchor Glass Container Corporation (the “Company”) filed a voluntary petition under Chapter 11 of Title 11, United States Code, in the United States Bankruptcy Court for the Middle District of Florida, Tampa Division (the “Bankruptcy Court”) (Case No. 08:05-bk-15606-ALP).

On March 14, 2006, the Company filed a Form 8-K announcing that on March 8, 2006, an Order approving the Disclosure Statement to be used to solicit votes to accept or reject the Second Amended Plan of Reorganization (the “Plan”) (which Plan is attached as Exhibit 99.1 to the Form 8-K) and fixing time for acceptances and rejections of plan objections to confirmation, administrative claims and related matters, combined with notice thereof was entered. The Bankruptcy Court has set a hearing on April 17, 2006, commencing at 10:30 a.m. local time, to consider confirmation of the Plan and any objections thereto. If approved by the Bankruptcy Court, the Plan will result in the cancellation of all of the Company’s existing common stock interests. Assuming Bankruptcy Court approval of the Plan, the Company expects to emerge from Chapter 11 in early May 2006 as a privately held company. Accordingly, it is not expected that the Company will be subject to the reporting requirements of the Securities Exchange Act of 1934.

On August 2, 2005, management of the Company concluded that $4.5 million of payments received from a customer during June 2003 had not been accounted for properly. The impact of the improper accounting, net of other adjustments, referred to below, is to overstate operating income and net income/loss for the June 2003 quarter by $4.2 million. However, because key factual issues remain unresolved, management has not yet been able to determine the correct accounting for the $4.5 million for periods subsequent to June 2003.

The Company’s management has also determined that the Company’s accounting for two other transactions with the same customer were recorded in error, resulting, on a preliminary basis, in an overstatement of net income/loss during 2001 and 2002 of approximately $2.0 million and $1.4 million, respectively, and an understatement of net income/loss during 2003 and 2004 of approximately $500,000 and $1.3 million, respectively.

In investigating the foregoing, management has also identified additional adjustments resulting in an overstatement of net income/loss of approximately $500,000 in each of the years ended 2001 and 2004.

As a result, the financial statements of the Company for the years 2001, 2002, 2003 and 2004 (as contained in the Company’s annual reports on Form 10-K for the years ended December 31, 2004 and 2003) and for each of the quarters therein should not be relied upon. Additionally, the interim financial statements for the periods ended March 31, 2005 and 2004, as contained in the quarterly report on Form 10-Q for the period ended March 31, 2005, should not be relied upon.

The Company’s audit committee has commenced a review of these transactions and has retained Jones Day as its independent legal counsel in connection with the review.

The Company stated that these errors reflect material weaknesses in the Company’s internal controls over financial reporting. Accordingly, management’s assertions contained in the Company’s annual report on Form 10-K for the year ended December 31, 2004 should no longer be relied on.

The Company’s Form 10-K for the year ended December 31, 2005 will not be filed within the prescribed time period pending resolution of key factual issues and other matters.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Mark Burgess	(813)	884-0000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☐ No ☑

Quarterly Reports on Form 10-Q for the quarters ending June 30, 2005 and September 30, 2005 have not been filed pending resolution of key factual issues and other matters as noted above.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Anchor Glass Container Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 3, 2006	By	/s/ Mark S. Burgess

Mark S. Burgess Chief Executive Officer